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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

December 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 12 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 14 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 16 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 16 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 18 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 18 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 20 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 20 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. Greenberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) ☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,487,500
	8	SHARED VOTING POWER 61,227,053
	9	SOLE DISPOSITIVE POWER 2,487,500
	10	SHARED DISPOSITIVE POWER 61,227,053
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,714,553
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward E. Matthews
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,875
	8	SHARED VOTING POWER 8,580,850
	9	SOLE DISPOSITIVE POWER 281,875
	10	SHARED DISPOSITIVE POWER 8,580,850
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,862,725
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starr International Company, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) ☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 207,899,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 207,899,272
	10	SHARED DISPOSITIVE POWER 2,112,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,011,391
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.81%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,006,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,006,598
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,006,598
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.82%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,112,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,112,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,119
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Maurice R. and Corinne P. Greenberg Family Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 989,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 989,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,308
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) ☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,269,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,269,689
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,269,689
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc. Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,580,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,580,850
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,580,850
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

Mr. Maurice R. Greenberg, one of the Reporting Persons, has sent a letter to the Board of Directors of the Issuer with certain questions regarding the funding provided to the Issuer by the Federal Government.  A copy of the letter is attached as Exhibit 2 to this Schedule 13D/A.

Any actions taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.  There can be no assurance, however, that any Reporting Person will take any of the actions described in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

As previously reported in this Item 5, CV Starr had entered into (i) on November 15, 2005, a variable pre-paid forward sale contract (the “CS Contract”) for up to 4,423,116 shares of Common Stock (the “CS Maximum Number”) with Credit Suisse First Boston LLC and Credit Suisse First Boston Capital LLC (collectively, “CS”) and (ii) on November 21, 2005, a variable pre-paid forward sale contract (the “Citi Contract”) for up to 2,917,916 shares of Common Stock (the “Citi Maximum Number”) with Citibank, N.A. (“Citibank”).

In accordance with the terms of the CS Contract (previously disclosed in this Item 5), CV Starr has delivered a number of shares of Common Stock to CS on each of the 10 Scheduled Trading Days (as defined in the CS Contract) prior to and including November 20, 2008 equal to, in the aggregate, the CS Maximum Number in complete settlement of the CS Contract.

In accordance with the terms of the Citi Contract (previously disclosed in this Item 5), CV Starr will deliver shares of Common Stock to Citibank for each of the 10 Scheduled Trading Days (as defined in the Citi Contract) prior to and including December 10, 2008.

As of the date of the filing of this statement, the Reporting Persons may be deemed to beneficially own (without taking into account the aggregate number of shares of Common Stock required to be delivered under the Citi Contract, which number shall only be determined upon the full settlement of the Citi Contract in accordance with its terms) in the aggregate 274,007,819 shares of Common Stock, representing approximately 10.19% of the Issuer’s outstanding Common Stock (based on 2,689,938,313 shares of Common Stock reported by the Issuer as outstanding as of October 31, 2008, in the Issuer’s Form 10-Q filed on November 10, 2008).

Mr. Greenberg has the sole power to vote and direct the disposition of 2,487,500 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.  Mr. Greenberg has the shared power to vote and direct the disposition of 61,227,053 shares of Common Stock, 12,889,788 shares of which are held as tenant in common with Mr. Greenberg’s wife, 71,670 shares of which are held in family trusts of which Mr. Greenberg is a trustee, 13,425,748 shares of which are held by CV Starr, 8,580,850 shares of which are held by the CV Starr Trust, for which CV Starr is a beneficiary and Mr. Greenberg is a trustee, 989,308 shares of which are held by the Greenberg Foundation, of which Mr. Greenberg, his wife and family members are directors, and 25,269,689 shares of which are held by the Greenberg Joint Tenancy Company, of which the Greenberg Joint Tenancy Corporation is the managing member.  Mr. Greenberg owns 24.08% of the common stock of CV Starr directly.  Based on Mr. Greenberg’s voting power in CV Starr, his position as a trustee of the CV Starr Trust, his position as director and Chairman of the Board of the Greenberg Foundation, his position as director and Chairman of the Board of the Greenberg Joint Tenancy Corporation, the managing member of the Greenberg Joint Tenancy Company, and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held by CV Starr, the CV Starr Trust, the Greenberg Foundation and the Greenberg Joint Tenancy Company.  Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, the CV Starr Trust, the Greenberg Foundation, and the family trusts described above.

CV Starr has the shared power to vote and direct the disposition of 22,006,598 shares of Common Stock held by CV Starr (8,580,850 shares of which are held by the CV Starr Trust, of which CV Starr is a beneficiary).

Item 7	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated December 2, 2008, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

Exhibit 2	Letter, dated December 1, 2008, from Mr. Greenberg to Mr. Edward Liddy, Chairman & Chief Executive Officer of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 2, 2008

MAURICE R. GREENBERG

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

EDWARD E. MATTHEWS

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact